

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2012

Via E-mail
Gregorio Formoso
President and Chief Executive Officer
AIM Exploration Inc.
Suite 514, VGP Center
6772 Ayala Avenue
Makati City, Manila
Philippines

> **Re:** **AIM Exploration Inc.**
> **Registration Statement on Form S-1**
> **Filed June 12, 2012**
> **File No. 333-182071**

Dear Mr. Formoso:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please disclose the $0.01 offering price on the cover page. See Item 501(b)(3) of Regulation S-K.

2.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

    o   If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

    o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

3.   Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Summary, page 5

4.   We note your disclosure on page F-8 that the company is dependent upon the raising of additional capital through placement of common stock in order to implement its business plan or merging with an operating company. Please disclose in this section of the filing whether you plan to merge with an unidentified company. If you plan to do so, please comply with Rule 419 of Regulation C or provide a detailed analysis explaining why you believe the company is not a blank check company.

Summary Financial Information, page 6

5.   Please revise your tables under this heading to include summary financial information as of August 31, 2010, and for the six months ended February 28, 2011 and the period from February 18, 2010 through August 31, 2010. Also revise the stockholders' equity at February 29, 2012 to indicate the deficit position that is reflected in your financial statements.

Risk Factors, page 7

6.   Given the location of your mining claims, please address material risks relating to the operation of your business in the Philippines. For example, we note your disclosure on page 15 that Philippines law does not allow 100% foreign ownership.

7.   Address risks for investors given the control of your company by insiders.

If we do not obtain clear title to our Raval claim…, page 8

8.   Please reconcile your disclosure in this risk factor regarding your lack of clear title to the Raval claim with your disclosure elsewhere in your prospectus, such as your statement in the last paragraph on page 14 that you acquired your Raval claim on August 31, 2011.

Selling Shareholders, page 11

9.   Please revise the table to reflect clearly the total number of shares to be offered in the appropriate column.

10.   If Maria Estrella Formoso or Roberto Araullo Formoso are related to Gregorio Formoso, please disclose. See Item 507 of Regulation S-K.

Business, page 14

11.   Please describe the material terms of your agreement to purchase 70% of Pah-Hsu-Qhuin Philippines Mining, including the parties to the agreement, the date of the agreement and any conditions to the closing of the acquisition. Also, file the agreement as an exhibit.

12.   Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b)(2) of Industry Guide 7. We believe that maps and drawings having the following features would be beneficial:

•   A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•   A graphical bar scale or representations of scale, such as "one inch equals one mile."

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

13.   Please disclose information regarding your land and mineral rights for each of your material properties. If you have identified properties in your filing that are not material, include a statement to that effect in your disclosure and clarify your intentions. For each material property, include the following information:

- The nature of your ownership or interest in the property.

- A description of all interests in your properties, including the terms of all underlying agreements and royalties.

- An outline of the process by which mineral rights are acquired at the location, also details concerning the basis of entitlement and duration of your mineral rights, surface rights, mining claims or concessions.

- An indication of the type of rights or claims such as placer or lode, exploration or exploitation, State or Federal, patented or unpatented, lease or concession.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

- The conditions that must be met to retain your rights, claims or leases, including quantification and timing of all necessary payments, including any annual maintenance fees, also identifying the party who is responsible for paying these amounts.

- The area of your claims, either in hectares or in acres.

Please ensure that you identify all material terms of the land or mineral rights securing agreements to comply with paragraph (b)(2) of Industry Guide 7.

14. Supplementally, please provide the government issued land right that gives you the legal authority to perform activities on the Raval Claim. If necessary, please describe your relationship to the individual or company listed on the land right.

15. Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b)(1) through (5), for specific guidance pertaining to the foregoing.

16. Please disclose your sources for the information referenced in the marketing section of your filing. This information includes, but is not limited to, the volume and pricing disclosure for the feldspar market.

17. Please provide disclosure regarding the permitting process in the Philippines for exploration, development, and production; including the specific permits and the timeframes to obtain such permits.

18. We note your disclosure of 21 million tonnes of feldspar reserves. Only proven and probable reserves meeting the definitions in paragraph (a) of Industry Guide 7 may be

       disclosed in filings with the United States Securities and Exchange Commission. Please revise your disclosure accordingly.

19.   Please tell us if you intend to define a proven or probable reserve prior to producing feldspar. If not, clearly disclose your intentions in your filing.

World Market, page 15

20.   Please revise the demand and value forecasts for Feldspar to provide current information or advise. It appears the forecasts you have provided relate to periods of time that have already occurred, such as 2006-2012.

Prior Exploration, page 15

21.   It appears from your disclosure that the mining leases were renewed in 1985 for 25 years. Given the passage of over 25 years since 1985, please clarify the current status of the leases.

Our Planned Exploration Program, page 16

22.   Please update your disclosure throughout this section. We note, for example, the reference to deliveries in 2011 and to one to three years remaining on 25 year leases that were renewed in 1985.

23.   Please provide support for the statement that Royal Tern does not consider other domestic suppliers of feldspar to be reliable.

24.   We note your references to two customers in this section. Please clarify if you are dependent on one or a few major customers. See Item 101(h)(4)(vi) of Regulation S-K.

Compliance with Government Regulation, page 16

25.   Please describe the government regulations that materially affect your business. See Item 101(h)(4)(ix) of Regulation S-K. Also, revise the second risk factor on page 8 to describe clearly the regulations that present a material risk to your business.

OTC Bulletin Board Qualification for Quotation, page 18

26.   We note your disclosure that the 36,500,000 restricted shares held by Mr. Formoso and Mr. Rivera could be available for sale in a public market as a result of the provisions of Rule 144. Since it appears that the company is currently a shell company, please revise to disclose that that Rule 144 is unavailable to your promoters pursuant to Rule 144(i) of the Securities Act.

Directors, Executive Officers, Promoters and Control Persons, page 22

27.   Please disclose the specific experience, qualifications, attributes or skills that led to the
        conclusion that either Gregorio Formoso or Guil Rivera should serve as a director. See
        Item 401(e)(1) of Regulation S-K.

28.   Describe the nature of the responsibilities undertaken by each of Gregorio Formoso and
        Guil Rivera in each of their prior positions. See Item 401(e)(1) of Regulation S-K.

Certain Relationships and Related Transactions, page 24

29.   Please identify the related party for each transaction and disclose the material terms and
        date of each transaction. See Item 404(d) of Regulation S-K.

Audited Financial Statements for the Fiscal Year Ended August 31, 2011

General

30.   We understand that you obtained the Raval Mining Claim by acquiring a 70% majority
        interest in Pah-Hsu-Qhuin Philippines Mining Corporation on August 31, 2011, however
        it does not appear that you have recognized this acquisition in your financial statements.
        Please address the following points:

        • Provide disclosure under a separate footnote which describes the salient terms of the
          share purchase agreement, including information about the acquisition date, the
          parties involved in the transaction and the types and amounts of consideration paid.
        • Explain why you believe this transaction does not require accounting recognition in
          your financial statements, providing the relevant accounting literature that supports
          your view.
        • File the share purchase agreement associated with this acquisition as an exhibit in
          your next amendment

Note 6 - Income Taxes, page F-8

31.   Please provide appropriate labeling associated with the amounts included in your table
        under this footnote.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Craig Arakawa, Senior Staff Accountant, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Staff Engineer at (202) 551-3610 if you have questions on engineering related matters. Please contact Ruairi Regan at (202) 551-3269 or Brigitte Lippmann, at (202) 551-3713 with any other questions.

Sincerely

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc (via e-mail): Esmeralda Musailov, Esq.